VEON Management ownership increases Amsterdam, 18 July 2022 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and services, announces the completion of further management share transfers as part of the Group’s incentive program announced in February 2022. Further to our press release on 28 February 2022, today we can confirm the completion of share transfers to three additional Group Executive Committee (“GEC”) members. The shares were awarded as part of VEON’s Deferred Share Plan. This award follows the completion of share transfers to the Group CEO and Group CFO announced on 11 July 2022. As previously communicated, GEC members will over time accrue and then maintain a minimum level of VEON shares. This will be equivalent to 6.0x the annual base salary for the Group CEO and 2.0x annual base salary for other GEC members. Following this transaction, the total number of ADR/ORDs held by Michael Schulz is 145,715, by Joop Brakenhoff is 92,572 and by Alex Bolis is 64,286. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance, strategic and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com Shares Michael Schulz 145,715 Joop Brakenhoff 92,572 Alex Bolis 64,286 DEFERRED SHARE PLAN

Contact Information VEON Investor Relations Nik Kershaw ir@veon.com